FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8-1-02

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2002
WASH. D.C.
151
SECTION
PROCESSED
AUG 2 0 2002
THOMSON
FINANCIAL

For the month of August 2002

CLP Holdings Limited

(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Preliminary Announcement of Interim Results dated 9 August 2002 published in Hong Kong newspapers on 12 August 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________________
Name: Peter W. Greenwood
Title: Director & Company Secretary

Date: 12 August 2002

Preliminary Announcement of Interim Results as from 1 January 2002 to 30 June 2002

中電控股
CLP Holdings

CHAIRMAN'S STATEMENT

I am pleased to present our Interim Report for the half year ended 30 June 2002.

Financial Results for the Six-month Period

Total earnings of CLP Holdings for the six months ended 30 June 2002 were HK$3,445 million (HK$1.43 per share), compared to HK$2,788 million (HK$1.11 per share) for the corresponding period in 2001.

Earnings from the Scheme of Control electricity business in Hong Kong increased by 7.2% to HK$2,829 million. CLP Power's capital expenditure on the transmission and distribution networks and other facilities totalled HK$1,857 million (2001: HK$1,802 million), whilst capital expenditure by associated Hong Kong generating companies was HK$288 million (2001: HK$202 million).

Operating earnings from non-Scheme of Control activities grew from HK$195 million to HK$582 million, compared in the same period in 2001. This strong growth was mainly due to a much improved earnings contribution from projects undertaken in the Chinese mainland and the Asia-Pacific region. While we are encouraged by the strong growth recorded for the half year, it should be noted that the risk/reward profile of the investments in non-Scheme of Control activities is more volatile than that of the Hong Kong Scheme of Control business.

Directors today declared the second interim dividend of HK$0.38 per share (2001: HK$0.35 per share) which will be payable on 13 September 2002 to shareholders registered as at 2 September 2002. The Register of Shareholders will be closed on 3 September 2002.

Year 2002 Performance and Outlook

In our Annual Report 2001, under the heading "CLP at a Glance", we summarised our outlook for 2002. At this half-way point in the year, I would like to report on CLP's performance to date and how that compares with the earlier outlook.

Hong Kong Electricity Business

We have continued to benchmark the business performance of our Hong Kong electricity business carried out by our wholly-owned subsidiary, CLP Power, with other comparable utility companies around the world. This benchmarking exercise has confirmed that in many areas, such as reliability of our coal-fired plant units, safety standards, environmental performance and transmission system operation, CLP matches or exceeds world-class standards. At the same time, we recognise that there are areas where further improvement is required in order to make sure that, across the entire span of its activities, CLP Power's performance meets leading global standards.

These measures of performance reinforcement and enhancement stand CLP in good stead as we approach the 2003 Scheme of Control Interim Review. It is, however, clear that during the first half of 2002, as throughout the last 38 years, the Scheme of Control has continued to meet its objective of ensuring the provision of an electricity supply which is reliable, adequate and at the lowest reasonable cost.

Our shareholders and customers will be aware, particularly in the light of experience elsewhere in the region and worldwide, that this is an achievement to be valued and respected. The greatest care must be taken in the evaluation of any future regulatory regime in order not to jeopardise the quality of an essential service which, quite rightly, the Hong Kong community has come to take for granted.

The strength of our Hong Kong electricity business was underlined during the first half of 2002 by the continued growth in sales due to strong demand from the local residential sector and substantial sales to Guangdong. Local unit sales of electricity in the first half of the year were up by 3.6% over the same period last year. Total unit sales, which include sales to the Chinese mainland, registered a 7.6% increase. These sales reflected the tight supply and demand situation in Guangdong and benefit both CLP Power's Hong Kong customers and our shareholders, in that the earnings from such sales are allocated on an 80/20 basis between customers and shareholders.

Regional Electricity Business

Chinese Mainland

Our aim for 2002 has been to exploit business opportunities with preferred strategic partners and in targeted provinces, as well as building on our long-standing network of relationships in the Chinese mainland.

Good progress continues to be made on the Shandong project in which CLP Power China (CLP-PC) holds a 29.4% stake. Shiheng I and II Power Stations (4x300MW) have operated satisfactorily. The construction of Heze II Power Station (2x300MW) and Liaocheng Power Station (2x600MW) is progressing well, to budget and ahead of schedule. We anticipate that Heze II will start commercial operation this year. Our relationship with Beijing Guohua Electric Power Corporation, established in the form of an evergreen joint venture, CLP Guohua in which CLP-PC has a 49% shareholding, has moved forward during the first six months of 2002. CLP and Beijing Guohua have worked closely together in enhancing operational, safety, environmental and financial procedures, controls and discipline to improve the operational and financial performance of the joint venture's assets. Each party has brought its own skills and expertise to the joint venture. We believe that we have the makings of a successful partnership for the long term.

The Mainland authorities are steadily implementing their reforms of the electricity industry. The future shape of the electricity generation and transmission sector is now becoming clearer. We have been cautious not to over-extend ourselves in the Mainland before the future regulatory regime is better defined. We are well-positioned to build on our existing presence in the Mainland and explore the opportunities presented by the Mainland's power industry.

Asia-Pacific Region

Our year 2002 outlook for CLP's Asia-Pacific development activities foresaw the completion and implementation of the joint venture with Powergen, as well as the pursuit of regional opportunities to acquire high quality and efficient generation assets.

In our joint venture with Powergen, useful progress has been made on industrial relations at Yallourn Energy with the outsourcing of the key mine maintenance activities. At Gujarat Paguthan Energy Corporation Private Limited (GPEC), steps are underway to put in place a revised fuel source before the end of 2002 with a view to substantially reducing generation costs at GPEC and making it more competitive in its local market. Finally, the joint venture is also pursuing the BLCP power project in Thailand, in which it envisages holding a 50% stake.

In Taiwan, the first 660MW coal-fired unit of Ho-Ping Power Station has been successfully commissioned and started commercial operation on 1 June 2002. Unit 2 is also making good progress and will commence commercial operation in the second half of this year.

With regard to the pursuit of other opportunities, the key task is to improve on the performance of our existing investments. This means that our focus will be on those countries in which we already have assets and where our objective is to build up a presence in the relevant local market. For this reason and for the time being, it is unlikely that we will favour investment beyond those countries in which we currently hold assets, unless attractive opportunities arise.

Non-electricity Activities in Hong Kong and the Chinese Mainland

CLP is exploring opportunities in Hong Kong and the Chinese mainland to develop non-electricity activities by leveraging off CLP's existing business, assets, skills and relationships. We recognise that our core competence lies in the electricity industry and diversification must be incremental, cautious and in line with CLP's status as a sound utility stock. Against this background, we had monitored closely the local telecommunication business undertaken by CLP TeleCom. In the year 2002 outlook, we emphasised the importance of achieving a viable business model for this activity in a highly competitive and challenging business environment. Having considered all options, we have reached an agreement in partner with Cheung Kong Enterprises Limited and HongKong Electric Holdings Limited to launch a brand new broadband service, into which CLP TeleCom will integrate its retail operations, carried on under the Oxygen brand. We continue to own and operate "ChinaLink" which offers network service between Hong Kong and the Chinese mainland.

Shareholder Value

The Board and I are always mindful of our responsibility to deliver meaningful and sustainable value to our shareholders. In order to provide greater flexibility for CLP Holdings in terms of its future dividend or share repurchase policies, CLP Holdings has undertaken a restructuring of its balance sheet by transferring approximately HK$10 billion from the share premium account to the distributable reserve of the Company. Following approval by shareholders at our Extraordinary General Meeting in April and confirmation from the High Court, the reduction of the share premium account became effective on 7 June 2002. As a result, HK$10,116,789,910 was transferred from the share premium account to the distributable reserve of the Company on the same day. We have no immediate plans regarding the use of the increased distributable reserve.

Corporate Governance

In recent months, a number of events in the global corporate world have shaken investors' confidence in standards of corporate governance, ethical behaviour and accounting discipline. CLP remains determined to ensure that our shareholders receive excellence in corporate governance in all respects. With the support of Management, we continue to review critically CLP's internal controls and disciplines and to make improvements wherever possible. We are confident that proper systems and controls are in place - but we are not complacent. Your Board is committed to ensuring that your Company continues to justify the trust you have placed in it.



The Hon. Michael D. Kadoorie,
Chairman of the Board of Directors
Hong Kong, 9 August 2002

FINANCIAL HIGHLIGHTS

The interim results cover the six-month period from 1 January 2002 to 30 June 2002. The interim accounts are unaudited but have been reviewed by the auditors. Comparative figures for the corresponding six-month period are included.

	Note	6 months ended 30 June (Unaudited) 2002 HK$M	2001 HK$M	Increase/ (Decrease) %
Turnover	2	11,804	11,155	5.8
Expenses				
Purchases of electricity from CAPCO		5,105	4,794	
Purchases of electricity from Daya Bay		1,784	2,158	
Pumped storage service fee		204	216	
Staff expenses		480	465	
Other net operating costs		499	538	
Depreciation		842	779	
		8,914	8,950	
Operating profit	2	2,890	2,205	31.1
Finance costs		(88)	(78)	
Finance income		11	18	
Hok Un redevelopment profit	3	163	—	
Share of profits less losses of other jointly controlled entities		1,487	1,087	
Share of profit of associated company		84	26	
Profit before taxation		4,547	3,258	
Taxation	4	(662)	(476)	
Profit after taxation		3,885	2,782	39.6
Transfers under Scheme of Control (to) / from				
Development fund		(336)	145	
Special provision account		54	—	
Rate reduction reserve		(158)	(139)	
		(440)	6	
Earnings	5			
Scheme of Control earnings		2,829	2,638	7.2
Non-Scheme of Control operating earnings		582	195	
Unallocated net finance (costs) / income		(41)	5	
Unallocated Group expenses		(59)	(50)	
Group operating earnings		3,311	2,788	18.8
Hok Un redevelopment profit		134	—	
Total earnings		3,445	2,788	23.6
Dividends				
First interim paid		915	874	
Second interim		915	874	
		1,830	1,748	
Earnings per share, HK$	6			
Including Hok Un redevelopment profit		1.43	1.11	28.8
Excluding Hok Un redevelopment profit		1.37	1.11	23.4
Dividends per share, HK$	7			
First interim paid		0.38	0.35	
Second interim		0.38	0.35	
Total interim dividends		0.76	0.70	8.6
Electricity sold, kWh millions				
Kowloon and New Territories		12,499	12,059	3.6
Including sales to Chinese mainland		13,696	12,732	7.6

Condensed Consolidated Balance Sheet

	Note	30 June 2002 (Unaudited) HK$M	31 December 2001 HK$M
CAPITAL EMPLOYED			
Fixed assets		34,553	33,577
Investments in jointly controlled entities	8	17,697	15,786
Investment in associated company		1,370	1,230
Investment securities		754	731
		54,374	51,324
Current assets			
Deposits, bank balances and cash	9	109	80
Stores		53	43
Trade and other receivables	10	2,664	1,581
		2,826	1,704
Current liabilities			
Customers' deposits		(2,560)	(2,450)
Bank overdrafts, short-term loans and current portion of long-term loans and borrowings		(1,434)	(1,499)
Fuel clause account		(579)	(448)
Taxation payable		(474)	(166)
Trade and other payables	11	(2,692)	(2,678)
		(7,739)	(7,241)
Net current liabilities		(4,913)	(5,537)
Total assets less current liabilities		49,463	45,787
REPRESENTED BY			
Share capital		12,041	12,107
Share premium	12	1,164	11,281
Reserves	12	19,731	8,058
Proposed dividends		915	2,528
Shareholders' funds		33,851	33,974
Long-term loans and other borrowings		7,700	4,068
Deferred taxation		3,496	3,391
Development fund		3,212	3,173
Special provision account		712	766
Rate reduction reserve		492	411
		49,463	45,787

Notes:

(1) (A) The unaudited condensed interim accounts are prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies used in the preparation of the unaudited condensed interim accounts are consistent with those set out in the 2001 Annual Report, with suitable amendments to reflect the adoption of SSAP 34 - Employee Benefits which become effective from 1 January 2002.

(B) On 1 January 2002, the Group adopted SSAP 34 and classified its two retirement benefit schemes, which are established under trust with the assets held separately from those of the Group in trustee-administered funds, as defined benefit schemes.

Retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out annual valuations of the two plans. The retirement benefit obligation is measured at the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognised over the average remaining service lives of employees. This is a change in accounting policy as in previous years the cost of providing retirement benefits were charged to the profit and loss account to the extent of contributions paid to the funds.

The excess of plan assets over the present value of benefit obligations, if recognised, has to be restricted to the present value of economic benefits currently available to the Group, as required by SSAP 34. Since the amount of these economic benefits is not considered to be material to the Group's financial position, no such excess asset has been recognized. This change in accounting policy also has not impacted the prior year profit and loss account as contributions paid during 2001 were in line with the charge required under SSAP 34.

(2) Turnover represents sales of electricity, other electricity-related revenue, property income, supply and maintenance services. Sales of electricity are based on actual and accrued consumption derived from meters read during the period. Other revenue is recognised when services are rendered or sales are completed.

An analysis of the Group's turnover, contribution to operating profit and profit before financing and taxation for the period by principal activities and geographical segments is as follows:

6 months ended 30 June	Turnover 2002 HK$M	Turnover 2001 HK$M	Operating Profit/(Loss) (A) 2002 HK$M	Operating Profit/(Loss) (A) 2001 HK$M	Profit/(Loss) Before Financing and Taxation (B) 2002 HK$M	Profit/(Loss) Before Financing and Taxation (B) 2001 HK$M
By principal activities						
Sales of electricity	11,492	11,062	3,118	2,425	3,901	3,152
Power projects outside Hong Kong	—	—	(91)	(99)	701	261
Telecom business	57	—	(68)	(74)	(68)	(74)
Other businesses	55	93	(10)	3	149	29
Unallocated Group expenses	—	—	(59)	(50)	(59)	(50)
	11,804	11,155	2,890	2,205	4,624	3,318
By geographical segments						
Hong Kong	11,285	10,835	3,014	2,339	3,941	3,083
Chinese mainland	518	320	(26)	(28)	511	408
Asia-Pacific region	1	—	(39)	(56)	231	(123)
Unallocated items	—	—	(59)	(50)	(59)	(50)
	11,804	11,155	2,890	2,205	4,624	3,318

(A) Operating Profit/(Loss) before taking into account the share of results of jointly controlled entities and associated company.

(B) Profit/(Loss) Before Financing and Taxation after taking into account the share of results of jointly controlled entities and associated company.

(3) During the period, the Group recorded its share of profit arising from the sale of further units of Phases 4 and 5 of Laguna Verde, the ex-power station site at Hok Un, Kowloon (remaining units of Phase 3 in the same period of 2001).

(4) The charge for taxation includes profits tax both within and outside Hong Kong on estimated assessable profits and deferred taxation arising from timing differences attributable to accelerated depreciation allowances. Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits. Taxes on profits assessable outside Hong Kong have been provided at the applicable tax rates.

	6 months ended 30 June 2002 HK$M	2001 HK$M
Company and subsidiary companies		
— Hong Kong		
current	512	343
deferred	105	95
— outside Hong Kong		
current	3	—
	620	438
Share of jointly controlled entities		
— Hong Kong		
current	130	126
deferred	(159)	(130)
— outside Hong Kong		
current	71	42
	42	38
	662	476

(5) The contribution of each major activity to the Group earnings is analysed as follows:

6 months ended 30 June	2002 HK$M	2002 HK$M	2001 HK$M	2001 HK$M	Increase/ (decrease) %
Scheme of Control earnings		2,829		2,638	7.2
Non-Scheme of Control operating earnings					
Sales to the Chinese mainland	35		10		
Income from power projects outside Hong Kong	632		215		
Telecom business	(68)		(74)		
Other businesses	(17)	582	34	195	
Unallocated net finance (costs) / income		(41)		5	
Unallocated Group expenses		(59)		(50)	
		3,311		2,788	18.8
Hok Un redevelopment profit		134		—	
Group earnings attributable to shareholders		3,445		2,788	23.6

(6) The 2002 earnings per share figures are based on the weighted average number of shares in issue of 2,409,329,601. The 2001 earnings per share figures are based on 2,497,472,400 shares in issue after the capitalisation issue made on 23 April 2001 of one share for every five shares held.

(7) The first and second interim dividends of HK$0.38 per share each are based on the existing 2,408,243,900 shares of HK$5.00 each in issue (2001: two interim dividends of HK$0.35 per share each).

(8) Investments in jointly controlled entities as at 30 June 2002 included an 80% interest in a newly formed joint venture with Powergen UK plc. During the period, the joint venture acquired an 88% interest in Gujarat Powergen Energy Corporation Limited (now renamed Gujarat Paguthan Energy Corporation Private Limited), owner and operator of a 655MW combined cycle power station in Gujarat, India.

(9) Deposits, bank balances and cash includes two trust funds for unclaimed dividends (HK$23 million) and trade creditors (HK$3 million), which were created for the purpose of the Share Premium Reduction of the Company (Note 12).

(10) In trade and other receivables were trade receivables of HK$1,963 million (Dec 2001: HK$966 million) of which HK$1,015 million (Dec 2001: HK$937 million) was receivable in 30 days. CLP Power's credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 13 to 15 working days after issue. Customers' receivable balances are secured by cash deposits or bank guarantees.

(11) In trade and other payables were trade payables of HK$1,143 million (Dec 2001: HK$1,344 million) of which HK$1,120 million (Dec 2001: HK$1,318 million) was payable in 30 days.

(12) During the period, CLP Holdings has undertaken a restructuring of its balance sheet by the reduction of the Share Premium account. Following approval by shareholders at the Extraordinary General Meeting in April 2002 and confirmation from the High Court, the Share Premium Reduction became effective on 7 June 2002. As a result, HK$10,116,789,910 was transferred from the Share Premium account to the Retained Profit of the Company on the same day.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

At 30 June 2002, the Group had liquid funds of HK$109 million, comprising HK$83 million cash and deposits and HK$26 million in trust funds which were established for the payments of unclaimed dividends and trade creditors for the purpose of the Share Premium Reduction. About 94% of these liquid funds were denominated in Hong Kong dollars and the remainder in foreign currency.

Financing facilities totalling HK$17.4 billion (HK$35.3 billion for the CLP Group and Castle Peak Power Company Limited (CAPCO) combined) were available, of which HK$9.1 billion (HK$22.1 billion for the CLP Group and CAPCO combined) had been drawn down.

As at 30 June 2002, the Group's total debt to total capital was 21.3% and interest cover was 30 times. On a most conservative basis, i.e. including 100% of CAPCO's debt, total debt to total capital increased to 35.2% and the interest cover was still maintained at a healthy ratio of 12 times.

The Group uses forward foreign exchange contracts and currency swaps to hedge its foreign currency exposure. As at 30 June 2002, the Group had outstanding forward foreign exchange contracts and currency and interest rate swaps amounting to HK$35.2 billion (at 31 December 2001: HK$35.5 billion).

OUR PEOPLE

On 30 June 2002, the Group employed 4,205 staff (2001: 3,966), of whom 3,747 (2001: 3,596) were employed by CLP Power. Total remuneration for the six months ended 30 June 2002 was HK$1,049 million (2001: HK$1,070 million), including retirement benefit costs of HK$67 million.

Talent acquisition is a key element in CLP's human resources strategy. This year, we have launched the CLP Executive Programme (CEP) which is designed to attract and develop future leaders through a structured programme of mentoring, job rotation, cross functional project assignments and tailored career development. From over 870 applications, we have selected eight young professionals, locally and overseas, as the first entrants to our CEP.

We have also continued the CLP Internship Programme (CIP) which encourages students to join CLP for a summer or 12-month secondment. The students are guided by a dedicated mentor and are given specific project assignments, deliverables and learning objectives. The CIP has an excellent reputation with local universities and students. In 2002, more than 50 interns have joined CLP on this Programme, a tenfold increase compared to five years ago.

CORPORATE GOVERNANCE

The Interim Report has been reviewed by the Audit Committee of the Board which has a majority of its members appointed from the Independent Non-executive Directors.

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002, in compliance with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the period, the Company repurchased a total of 13,240,500 shares of HK$5.00 each of the Company on The Stock Exchange of Hong Kong Limited at an aggregate price of HK$396 million. Details of the repurchase are set out below. All the shares repurchased to 30 June 2002 have been cancelled. The repurchases were effected by the Directors for the enhancement of long-term shareholder value.

Month/Year	Number of Shares Repurchased	Purchase Price per Share Highest HK$	Purchase Price per Share Lowest HK$	Aggregate Purchase Price HK$
January 2002	13,240,500	30.00	29.50	395,817,225
	13,240,500			395,817,225

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the period.

DIVIDEND

To rank for the second interim dividend of HK$0.38 per share, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Monday, 2 September 2002.

The Interim Reports containing the financial statements and the notes to the accounts will be despatched to Shareholders on 26 August 2002. All the information required by paragraph 46(1) to 46 (6) inclusive of Appendix 16 of the Listing Rules will be published at the Corporate Governance and Investor Relations sections on the Company's website (www.clpgroup.com) and the Hong Kong Stock Exchange's website before 30 August 2002.

Certified true and correct cc

For and on behalf of
CLP Holdings Limited
中電控股有限公司

Peter W. Greenwood
Director & Company Secretary